PROSPECTUS SUPPLEMENT (to prospectus dated May 21, 2008 and the prospectus supplements dated July 15, 2008, August 29, 2008, September 10, 2008, October 10, 2008, and October 15, 2008)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated May 21, 2007 and the prospectus supplements dated July 15, 2008, August 29, 2008, September 10, 2008, October 10, 2008, and October 15, 2008.

See “Risk Factors” beginning on page 15 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

The date of this prospectus supplement is January 13, 2009.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

Biomet, Inc. announced today financial results for its second fiscal quarter ended November 30, 2008.

•	Net sales increased 6% to approximately $643 million
•	Hip sales increased 10% worldwide, with 12% growth in the U.S.
•	Knee sales increased 7% worldwide, with U.S. growth at 11%

Net sales increased 6% during the second quarter of fiscal year 2009 to $642.8 million from $607.2 million for the second quarter of fiscal year 2008. U.S. sales increased 9% to $379.5 million during the quarter, while Europe sales of $195.4 million decreased 1% on a reported basis and International (primarily Canada, South America, and the Pacific Rim) sales of $67.9 million increased 7% on a reported basis. For the six-month period ended November 30, 2008, net sales of $1,249.8 million increased 9% on a reported basis.

Operating income for the second quarter of fiscal year 2009 was $80.0 million on a reported basis, compared to an operating loss of $251.0 million for the second quarter of fiscal year 2008.

During the second quarter of fiscal year 2009, Biomet reported $131.4 million of special items (pre-tax), including purchase accounting charges of $94.3 million. The purchase accounting charges primarily relate to amortization expense for established intangible assets, along with depreciation expense as a result of the step-up of property to fair value. A reconciliation of reported results to adjusted results can be viewed in the Investors Section of Biomet’s website, www.biomet.com, under the section entitled, Quarterly Financial Results, or by clicking on the following link:

http://www.biomet.com/fileLibrary/corporate/investors/financials/fiscal2009Q2OtherFinancialInformation.pdf

The Company’s net interest expense for the second quarter of fiscal year 2009 was $139.2 million compared to $148.7 million for the second quarter of last year.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder stated, “I am pleased with our consolidated sales results for the second quarter of fiscal year 2009, as we experienced our sixth consecutive quarter of double-digit global reconstructive device sales growth on a constant currency basis. I’m particularly pleased with the 14% sales growth for our hip products, attributable to demand for several product lines including our recently introduced E-Poly™ Acetabular Liners and the Regenerex® Ringloc®+ Modular Acetabular System. I’m satisfied with the turnaround in our spine franchise, which resulted in 9% sales growth due to new product introductions in the cervical, thoracolumbar and spacer segments, as well as improvements that have been made overall regarding inventory efficiency and performance management.

Second Quarter Sales Performance

	Worldwide Reported Quarter 2 - 2009	Worldwide Reported Growth%	United States Growth%
Reconstructive	$483.3	6%	11%

Hips		10%	12%
Knees		7%	11%
Dental		-2%	1%
Other		9%	17%

Fixation	58.0	2%	2%
Spine	55.3	8%	10%
Other	46.2	2%	6%

Total Sales	$642.8	6%	9%

Products primarily driving the strong growth for Biomet’s global hip sales included the M2a-Magnum™ Acetabular System, the traditional and Microplasty™ versions of the Taperloc® Hip Stem, E-Poly™ Acetabular Liners, and the Regenerex® Ringloc®+ Modular Acetabular System, in addition to European sales of the Bi-Metric® and Aura® Hip Stems and the Exceed ABT™ (Advanced Bearing Technologies) Acetabular System.

Biomet’s knee sales increased 10% on a constant currency basis during the second quarter as a result of continued demand for the Oxford® Partial Knee System and the Vanguard™ Complete Knee System. The free-floating mobile-bearing Oxford® System is the most widely used and clinically proven partial knee in the world with 10, 15 and 20-year published results. The Vanguard™ System offers surgeons and their patients more implant combinations than any other total knee system on the market.

Dental reconstructive device sales increased 2% worldwide during the second quarter on a constant currency basis, due to a combination of factors including a difficult economic environment, the elective nature of dental implant procedures, and the availability of alternative treatment options that are more commonly reimbursed through insurance.

During the second quarter, the positive sales growth for internal fixation and craniomaxillofacial fixation products was partially offset by decreased sales of electrical stimulation and external fixation devices. Spine product sales increased 10% in the United States and increased 9% worldwide, on a constant currency basis with solid growth coming from both spine hardware and spinal stimulation devices. Sales of “other” products were impacted by decreased sales of softgoods and bracing products, while Biomet’s sports medicine division reported solid sales growth during the second quarter of fiscal year 2009.

All trademarks herein are the property of Biomet, Inc. or its subsidiaries unless otherwise indicated.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months ended November 30, 2008 and 2007, for the six months ended November 30, 2008, for the periods July 12 to November 30, 2007 (Successor) and June 1 to July 11, 2007 (Predecessor), and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the merger referenced below.

In the related website schedules, the June 1 to July 11, 2007 (Predecessor) and July 12 to November 30, 2007 (Successor) periods have been combined and are referred to as “combined”. The combined presentation does not comply with U.S. Generally Accepted Accounting Principles (GAAP), but is presented because we believe it provides the most meaningful comparison of our results. The results of the Successor are not comparable to the results of the Predecessor due to the difference in basis of presentation as a result of purchase accounting related to the Merger.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Transaction

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc. on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the results of ongoing investigations by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes; the impact of the Company’s managerial changes; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K (as amended) and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended November 30, 2008

(In millions, unaudited)

	2Q 2009	2Q 2008
Geographic Segments:
United States	$379.5	$347.0
Europe	195.4	196.5
International	67.9	63.7

Total	$642.8	$607.2

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Six Month Period Ended November 30, 2008

(In millions, unaudited)

	1H 2009	July 12 - November 30, 2007 (Successor)	June 1 - July 11, 2007 (Predecessor)
Geographic Segments:
United States	$747.9	$527.7	$156.2
Europe	364.8	268.3	70.8
International	137.1	99.8	21.8

Total	$1,249.8	$895.8	$248.8

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	Three Months Ended November 30, 2008	Three Months Ended November 30, 2007
Net sales	$642.8	$607.2
Cost of sales	194.9	244.6

Gross profit	447.9	362.6
Gross profit percentage	69.7%	59.7%

Selling, general and administrative	254.7	413.2
Research and development	23.4	21.9
In-process research and development	—	86.2
Amortization	89.8	92.3

Operating income (loss)	80.0	(251.0)
Percentage of Sales	12.4%	-41.3%

Other income (expense), net	(11.6)	(4.9)
Interest expense, net	(139.2)	(148.7)

Income (loss) before income taxes	(70.8)	(404.6)

Income taxes	(31.1)	(102.6)

Tax rate	43.9%	25.4%

Net income (loss)	$(39.7)	$(302.0)

Percentage of Sales	-6.2%	-49.7%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	Six Months Ended November 30, 2008	(Successor) Period from July 12, 2007 to November 30, 2007	(Predecessor) Period from June 1, 2007 to July 11, 2007
Net sales	$1,249.8	$895.8	$248.8
Cost of sales	376.4	351.4	102.3

Gross profit	873.4	544.4	146.5
Gross profit percentage	69.9%	60.8%	58.9%

Selling, general and administrative	508.2	600.5	194.2
Research and development	46.9	35.5	34.0
In-process research and development	—	479.0	—
Amortization	181.3	137.5	0.5

Operating income (loss)	137.0	(708.1)	(82.2)
Percentage of Sales	11.0%	-79.0%	-33.0%

Other income (expense), net	(20.6)	0.5	0.6
Interest expense, net	(280.3)	(229.1)	(0.3)

Income (loss) before income taxes	(163.9)	(936.7)	(81.9)

Income taxes	(64.3)	(152.5)	(27.3)

Tax rate	39.3%	16.3%	33.3%

Net income (loss)	$(99.6)	$(784.2)	$(54.6)

Percentage of Sales	-8.0%	-87.5%	-21.9%

Biomet, Inc.

Balance Sheet

(In millions)

	(Unaudited) November 30, 3008	May 31, 2008
Assets
Cash and cash equivalents	$229.3	$127.6
Accounts receivable, net	483.5	486.2
Income tax receivable	48.8	48.8
Inventories	510.3	539.7
Current deferred income taxes	97.1	100.7
Prepaids and other current assets	45.5	46.7
Property, plant and equipment, net	611.9	640.9
Investments	33.8	41.3
Intangible assets, net	5,736.3	6,208.2
Goodwill	5,103.4	5,422.8
Other assets	111.4	118.9

Total Assets	$13,011.3	$13,781.8

Liabilities and Stockholders’ Equity
Current liabilities	$481.0	$408.2
Accrued Interest	79.7	80.9
Short-term borrowings	72.5	75.4
Long-term debt	6,124.4	6,225.4
Deferred income taxes	1,902.7	2,112.5
Other Long-term liabilities	29.1	43.1
Stockholders’ equity	4,321.9	4,836.3

Total Liabilities and Stockholders’ Equity	$13,011.3	$13,781.8

Biomet, Inc.

Consolidated Statements of Cash Flows

(In millions, unaudited)

	Six Months Ended November 30, 2008	(Successor) Period from July 12, 2007 to November 30, 2007	(Predecessor) Period from June 1, 2007 to July 11, 2007
Cash flows provided by (used in) operating activities:
Net loss	$(99.6)	$(784.2)	$(54.6)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	261.4	195.2	9.3
Amortization of deferred financing costs	5.7	4.7	—
In-process research and development charge	—	479.0	—
Stock based compensation expense	18.8	—	—
Inventory step-up related to merger	—	92.3	—
Allowance for accounts receivable	(3.5)	—	—
Loss (gain) and impairment on investments	6.5	—	(7.0)
Provision for inventory obsolescence	0.4	—	—
Deferred income taxes	(69.7)	(248.3)	76.7
Excess tax benefit from exercise of stock options	—	—	(3.9)
Other	(0.1)	(0.3)	—
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(40.5)	(29.7)	5.8
Inventories	(25.5)	20.5	(12.0)
Prepaid expenses	(2.6)	35.8	—
Accounts payable	(6.7)	(9.9)	(1.6)
Accrued (refundable) income taxes	(5.7)	27.9	—
Accrued interest	(0.8)	106.3	—
Share-based compensation accrual related to merger	—	—	112.8
Other	9.5	110.1	(66.1)

Net cash provided by (used in) operating activities	47.6	(0.6)	59.4
Cash flows provided by (used in) investing activities:
Net proceeds from investments	—	95.8	42.8
Capital expenditures	(92.9)	(76.7)	(22.0)
Acquisitions, net of cash acquired	(2.2)	(0.4)	(9.8)
Acquisition of Biomet, Inc.	—	(11,638.2)	—

Net cash provided by (used in) investing activities	(95.1)	(11,619.5)	11.0
Cash flows provided by financing activities:
Debt:
Proceeds (payments) under amended revolving credit agreement	8.5	(40.4)	0.2
Proceeds (payments) under senior secured credit facility	(18.2)	—	—
Proceeds (payments) under asset based revolver	165.4	—	—
Proceeds from long-term debt related to merger	—	6,250.7	—
Payment of deferred financing costs	—	(87.1)	—
Equity:
Capital contributions	1.9	5,401.9	—
Repurchase of common shares	(0.6)	—	(2.8)
Excess tax benefit from exercise of stock options	—	—	3.9

Net cash provided by financing activities	157.0	11,525.1	1.3
Effect of exchange rate changes on cash	(7.8)	2.0	0.1

Increase (decrease) in cash and cash equivalents	101.7	(93.0)	71.8
Cash and cash equivalents, beginning of period	127.6	176.9	105.1

Cash and cash equivalents, end of period	$229.3	$83.9	$176.9

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$277.1	$1.5	$—

Income taxes	$14.8	$—	$—